Exhibit 7.01

Execution Version

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT (this “Agreement”) is dated as of June 6, 2013 and is entered into by and among Mr. Tianwen Liu (the “Founder”) and ChinaAMC Capital Management Limited, a company incorporated under the laws of the Cayman Islands (the “Sponsor”, together with the Founder and any additional members that may be admitted to the Consortium (as defined below) pursuant to Section 4(b) of this Agreement, the “Consortium Members” and each, a “Consortium Member”).

RECITALS

WHEREAS, the Consortium Members propose to form a consortium (the “Consortium”) to undertake a transaction (the “Transaction”) to acquire iSoftStone Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands and listed on the New York Stock Exchange (“NYSE”), which would result in a delisting of the Company from NYSE and deregistering the Company under the United States Securities Act of 1934, as amended (the “Exchange Act”);

WHEREAS, (a) in connection with the Transaction, the Consortium Members propose to form a new company (“Parent”) under the laws of a jurisdiction to be selected by the Consortium Members, and to cause Parent to form a direct, wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (b) at the closing of the Transaction, the Consortium Members intend that Merger Sub will be merged with and into the Company, with the Company being the surviving company and becoming a direct, wholly-owned subsidiary of Parent;

WHEREAS, on the date hereof, the Consortium Members will submit a non-binding proposal, a copy of which is attached hereto as Schedule I (the “Proposal Letter”), to the board of directors of the Company (the “Company Board”) in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Consortium Members will cooperate and participate in: (a) the evaluation of the Company, including conducting due diligence of the Company and its business; (b) discussions regarding the Proposal Letter with the Company; and (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Consortium Members expect that the Company will be represented by a special committee of independent and disinterested directors of the Company Board), including an agreement and plan of merger among Parent, Merger Sub and the Company in form and substance to be agreed by the Consortium Members (the “Merger Agreement”), which shall be subject to the approval of the shareholders of the Company and any financing documents in connection with the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consortium Members agree as follows:

1. Certain Definitions.

“Agreement” shall have the meaning in the preamble.

“Cleary” shall have the meaning in Section 5(a).

“Company” shall have the meaning in the recitals.

“Company Board” shall have the meaning in the recitals.

“Competing Transaction” shall mean (i) any direct or indirect acquisition by any person or entity of any securities representing 5% or more interest in the Company or all or substantially all of its assets or (ii) a recapitalization, restructuring, merger, consolidation or other business combination involving a change in control of the Company or any of its material subsidiaries, in either case other than the Transaction involving all of the Consortium Members.

“Consortium” shall have the meaning in the recitals.

“Consortium Advisors” shall have the meaning in Section 5(a).

“Consortium Members” shall have the meaning in the preamble.

“Definitive Agreements” shall have the meaning in Section 4(b).

“Exchange Act” shall have the meaning in the recitals.

“Exclusivity Period” shall mean the period beginning on the date hereof and ending on the date of termination of this Agreement pursuant to Section 18, provided that if this Agreement is terminated pursuant to clause (ii) under Section 18, the Exclusivity Period shall be extended to the date until the earlier of (a) the consummation of the Transaction and (b) the termination of the Merger Agreement in accordance with the terms thereof.

“Founder” shall have the meaning in the preamble.

“Management Responsible Share” shall have the meaning in Section 7(a).

“Management Consortium Member” shall have the meaning in Section 7(a).

“Merger Agreement” shall have the meaning in the recitals.

“Merger Sub” shall have the meaning in the recitals.

“NYSE” shall have the meaning in the recitals.

“Parent” shall have the meaning in the recitals.

“Proposal Letter” shall have the meaning in the recitals.

“Representatives” shall mean, with respect to a person, such person’s employees, directors, officers, partners, members, affiliates, agents, advisors (including, but not limited to, legal counsel, accountants, consultants and financial advisors), and any representative of the foregoing. For the avoidance of doubt, (i) the Representatives of any Consortium Member shall include the advisors retained to represent solely such Consortium Member pursuant to Section 5(b) and (ii) the Representatives of Sponsor shall include the investors in funds affiliated with Sponsor.

“Responsible Share” shall have the meaning in Section 7(a).

“Rules” shall have the meaning in Section 11.

“Shareholder Shares” shall have the meaning in Section 2(b).

“Shares” shall mean the ordinary shares of the Company, with par value of US$0.0001 each.

“Sponsor” shall have the meaning in the preamble.

“Transaction” shall have the meaning in the recitals.

“Transfer” shall have the meaning in Section 3(b).

2. Participation in the Transaction.

(a) The Consortium Members agree to participate in the Transaction on the terms of this Agreement.

(b) In connection with the Transaction, each Consortium Member (other than the Sponsor) agrees to either (i) transfer, contribute and deliver, and cause its affiliates to transfer, contribute and deliver, the Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by such Consortium Member or its affiliates (“Shareholder Shares”) to Parent in exchange for equity of Parent or (ii) have the Shareholder Shares held by such Consortium Member or its affiliates cancelled in connection with the Transaction.

3. Commitment to the Consortium.

(a) Within the Exclusivity Period, and except for actions taken by the Founder or any Management Members (as defined below) in their respective capacity, and as required by their respective fiduciary duties under the applicable law, as the officers and/or directors of the Company, each Consortium Member will deal exclusively with each other with respect to the Transaction and will not, and will cause its Representatives acting in such capacity not to, without the written consent of the other Consortium Members: (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions or negotiations with the Company or any third party with respect to a Competing Transaction; (ii) provide any information to any third party with a view to the third party pursuing a Competing Transaction; or (iii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do anything which is directly inconsistent with, or omit to do anything, which omission is directly inconsistent with, the Transaction involving all of the Consortium Members as contemplated under this Agreement.

(b) Within the Exclusivity Period, each Consortium Member will not, and will not permit its Representatives to, directly or indirectly: (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shareholder Shares (in each instance a “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of the Shareholder Shares or any right, title or interest thereto or therein except as contemplated under this Agreement and the Definitive Agreements; (ii) deposit any Shareholder Shares into a voting trust or grant any proxy or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder Shares; (iii) finance or offer to finance any Competing Transaction, including by offering any equity or debt finance in support of any Competing Transaction; (iv) take any action that would have the effect of preventing, disabling or delaying any Consortium Member or its affiliate from performing its obligations under this Agreement; or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii), (iii) or (iv) of this Section 3(b). Notwithstanding the foregoing, the Founder may make a Transfer to his spouse, siblings, parents, lineal descendants or antecedents or the estates of or trusts for the benefit of the Founder or his spouse, siblings, parents or lineal descendants or antecedents; provided, however, that in all cases, any such Transfer shall not relieve the transferor of its obligations hereunder, and the transferee or other recipient executes a counterpart copy of this Agreement and becomes bound thereby as is the transferor.

(c) Each Consortium Member shall immediately cease and terminate any existing activities, discussions and negotiations in connection with any Competing Transaction and shall notify the other Consortium Members immediately if such Consortium Member or any of its Representatives receives any approach or communication with respect to any Competing Transaction and shall disclose to the other Consortium Members the identity of any other persons involved and the nature and content of the approach or communication.

(d) Each Consortium Member (other than the Sponsor) shall vote or cause to be voted all of the Shareholder Shares held by such Consortium Member (i) in favor of the adoption of the Merger Agreement and the Transaction and (ii) against any Competing Transaction at any shareholders meeting of the Company.

(e) This Section 3 shall survive the termination of this Agreement pursuant to clause (ii) under Section 18.

4. Process.

(a) Upon signing of this Agreement, the Consortium Members shall immediately deliver the Proposal Letter to the Company Board.

(b) The Sponsor shall take the lead in identifying and admitting any potential additional members and may admit such additional members to the Consortium with the consent of the Founder, which consent shall not be unreasonably withheld or delayed, provided that the Sponsor may admit one or more funds affiliated with the Sponsor to the Consortium as additional members without such consent. Any such additional member of the Consortium shall execute a joinder agreement in a form and substance satisfactory to the Sponsor.

(c) Within the term of this Agreement and as permitted by the Company Board, the Consortium Members shall as promptly as reasonably practicable conduct a joint assessment of the Company, shall share all information reasonably necessary to evaluate the Company, and shall in good faith and with mutual cooperation use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company’s approval, to enter into the Merger Agreement, financing documents and other ancillary documents in connection with the Transaction (the “Definitive Agreements”). The Consortium Members and their respective Representatives shall coordinate with each other in performing due diligence, securing financing, and structuring and negotiating the Transaction, including establishing appropriate vehicles for the purpose of the Transaction; provided, however, that in no event will any Consortium Member be obligated without its consent to enter into or otherwise be a party to any Definitive Agreements.

5. Appointment of Advisors.

(a) The Consortium Members agree that Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) shall be engaged as U.S. legal counsel to provide U.S. legal services to the Consortium Members in relation to the Transaction. The Consortium Members may jointly select additional advisors (such advisors, together with “Cleary”, the “Consortium Advisors”) and shall (i) agree to the scope and engagement terms of the Consortium Advisors prior to their engagement; and (ii) engage all Consortium Advisors on terms that provide for work undertaken and reports prepared to be for the benefit of (A) the Consortium Members and (B) any vehicle established by the Consortium Members for the purposes of the Transaction (including Parent).

(b) If a Consortium Member requires separate representation in connection with specific issues arising out of the Transaction or other matters contemplated by the Definitive Agreements, it may retain other advisors to advise them. Each Consortium Member which engages separate Advisors will be solely responsible for the fees and expenses of any such advisors.

6. Confidentiality. Each Consortium Member shall, and shall procure its Representatives to, keep this Agreement and the Transaction confidential and shall not make any public statement or announcement concerning or disclose to any third party the fact that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect thereto, including the status thereof, other than as mutually agreed in writing by the Consortium Members or as required by applicable laws, rules or regulations. Each Consortium Member shall coordinate in good faith all press releases and regulatory filings (including, to the extent applicable, any Schedule 13D filings to disclose its participation in the Transaction) and other public relation matters relating to the Transaction. Notwithstanding the foregoing, the Sponsor may disclose this Agreement or the status of negotiations between the Consortium Members with respect to the Transaction to any investors in funds affiliated with the Sponsor.

7. Certain Fees and Expenses.

(a) If the Transaction is not consummated, and the failure for the Transaction to be consummated is not due to the breach of this Agreement by any Consortium Member, the Consortium Members agree that: the Founder and the Sponsor shall share, on an equal basis, all fees and out-of-pocket expenses (i) payable in connection with the Transaction to the Consortium Advisors or any lender or other financing sources or (ii) incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction; provided, however, that each Consortium Member shall bear fees and out-of-pocket expenses payable by it to any advisor retained by it in connection with the Transaction as contemplated by Section 5(b); provided further, if any additional Consortium Member shall join the Consortium pursuant to Section 4(b) of this Agreement and (x) if such Consortium Member is not a management member of the Company, then such additional Consortium Member shall share, ratably based on such additional Consortium Member’s planned equity participation in the Transaction on a fully diluted basis and assuming the conversion of all convertible securities (such additional Consortium Member’s share, “Responsible Share”), all fees and out-of-pocket expenses referred to in clauses (i) and (ii) of this Section 7(a), or (y) if such Consortium Member is a management member of the Company (a “Management Consortium Member”), then such Management Consortium Member, together with the Founder and any other Management Consortium Members, on the one hand, and the Sponsor, on the other hand, shall share, on an equal basis, all fees and out-of-pocket expenses referred to in clauses (i) and (ii) of this Section 7(a), net of any fees and out-of-pocket expenses payable by any additional Consortium Members pursuant to the preceding clause (x).

(b) If the Transaction is not consummated due to the unilateral breach of this Agreement of one or more Consortium Members, the Consortium Members in breach shall be responsible for all fees and out-of-pocket expenses related to the Transaction (other than fees and costs incurred by a Consortium Member requiring separate representation as contemplated by Section 5(b)).

(c) Subject to Section 7(e) herein, upon consummation of the Transaction, Parent shall reimburse each Consortium Member for all fees and out-of-pocket expenses incurred by it in connection with the Transaction (other than fees and costs incurred by a Consortium Member requiring separate representation as contemplated by Section 5(b)); provided, however, that such reimbursable expenses of each Consortium Member incurred prior to the execution of this Agreement shall be limited to those approved in writing by all Consortium Members prior to the date hereof.

(d) Subject to Section 10, the Consortium Members agree that: the Founder and the Sponsor shall, on an equal basis, (i) pay any termination, break-up or other fees or amounts (including amounts paid in settlement of any disputes or litigation relating to the Transaction) payable by Parent and (ii) receive any termination, break-up or other fees or amounts payable to Parent by the Company, in each case pursuant to the Merger Agreement; provided that (x) if any additional Consortium Member (other than the Management Consortium Members) shall join the Consortium, such additional Consortium Member shall pay or receive its Responsible Share of the fees or amounts referred to in clauses (i) or (ii) of this Section 7(d) and (y) if any Management Consortium Members shall join the Consortium, the Founder and the Management Consortium Members, on the one hand, and the Sponsor, on the other hand, shall pay or receive, on an equal basis, the fees or amounts referred to in clauses (i) or (ii) of this Section 7(d), net of any fees or amounts payable or receivable by any additional Consortium Members pursuant to the preceding clause (x).

(e) This Section 7 shall survive the termination of this Agreement.

8. Warranties. Each Consortium Member represents and warrants in respect of itself to each other Consortium Member, as an inducement to that Consortium Member to enter into this Agreement, that (a) it has full power and authority to execute, and perform its obligations under, this Agreement and to proceed with the Transaction; (b) the execution, delivery and performance of this Agreement has been properly authorized by all required corporate action of such Consortium Member; (c) the execution, delivery and performance of this Agreement will not violate, to the extent applicable, the provisions of the charter or bylaws, memorandum or articles of association or other constituent document of such Consortium Member or conflict with or constitute a breach of or default under any agreement to which a Consortium Member or by which or any of its assets or property is bound; (d) this Agreement constitutes a valid and binding obligation on it in accordance with its terms; and (e) it has made adequate arrangements to ensure that the required funds are available to effect payment in full for its share of the fees and expenses of the Transaction.

9. Remedies. It is understood and agreed that money damages may not be a sufficient remedy for a breach of this Agreement by any Consortium Member and that each Consortium Member shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy of any such breach by the other Consortium Members. Such remedies shall not be deemed to be the exclusive remedies for a breach by a Consortium Member but shall be in addition to all other remedies available at law or in equity to the other Consortium Members. Each Consortium Member further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this Agreement is or would be compensable by an award of money damages, and each Consortium Member agrees to waive any requirements for the securing or posting of any bond in connection with such remedy.

10. Limitation on Liabilities. The obligation of each Consortium Member under this Agreement is several (and not joint or joint and several).

11. Governing Law; Arbitration. This letter agreement and all matters arising out of or relating to this letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of laws principles. Any dispute, controversy or claim arising out of or relating to this letter agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “Rules”) in force when the notice of arbitration is submitted in accordance with these Rules. There shall be three arbitrators, one to be appointed by the claimant, one to be appointed by the respondent and the third to be appointed by the secretary general of the Hong Kong International Arbitration Centre. The arbitration proceedings shall be conducted in English.

12. No Modification. No provision in this Agreement can be waived, modified or amended except by written consent of the Consortium Members, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment.

13. No Waiver of Rights. It is understood and agreed that no failure or delay by any Consortium Member in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

14. Counterparts; Entire Agreement. This Agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument. This Agreement sets forth the entire agreement and understanding among the Consortium Members and supersedes all prior agreements, discussions or documents relating thereto. No Consortium Member shall be entitled to punitive, exemplary, special, unforeseen, incidental, indirect or other consequential damages.

15. Severability. If any provision of this Agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this Agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

16. Successors. This Agreement shall inure to the benefit of, and be binding upon, the Consortium Members and their respective successors and assigns. No Consortium Member may assign or transfer, directly or indirectly, its rights or obligations hereunder without the prior written consent of the other Consortium Members except as provided herein; provided that the Sponsor may assign its rights under this Agreement to one or more funds affiliated with the Sponsor without the prior written consent of the other Consortium Members. No assignment will relieve the assignor of its obligations hereunder.

17. No Third Party Beneficiaries. Unless otherwise specifically provided herein, each Consortium Member agrees and acknowledges that nothing herein expressed or implied is intended to confer upon or give any rights or remedies to persons who are not a party to this Agreement under or by reason of this Agreement.

18. Term. This Agreement shall terminate upon the earlier of: (i) the mutual written agreement by the Consortium Members; (ii) the execution and delivery of the Definitive Agreements; and (iii) by any Consortium Member after the date 12 months after the date hereof; provided, that in case of the foregoing clause (iii), the right to terminate this Agreement under this Section 18 shall not be available to any Consortium Member whose breach of any of its obligations under this Agreement results in, or has been a material cause of, the failure of the execution of the Definitive Agreements prior to such date.

IN WITNESS WHEREOF, the Consortium Members have caused this Agreement to be executed and delivered as of the date first written above.

Tianwen Liu

By:	/s/ Tianwen Liu

ChinaAMC Capital Management Limited

By:	/s/ Haiyong Cheng
	Name:	Haiyong Cheng
	Title:	Authorized Signatory

Consortium Agreement

Signature Page

Schedule I